NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

FOR IMMEDIATE RELEASE
November 3, 2005

Pepco Holdings Reports Third-Quarter 2005 Earnings; Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported third quarter 2005 consolidated earnings of $170.1 million, or 90 cents per share, compared to $111.0 million, or 64 cents per share, in the third quarter of 2004. Excluding special items (as described below), earnings for the third quarter of 2005 would have been $137.7 million, or 73 cents per share, compared to $118.7 million, or 68 cents per share, in the third quarter of 2004. The weighted average shares outstanding for the third quarter of 2005 were 189.2 million compared to 175.2 million for the third quarter of 2004, which resulted in 7 cents per share of dilution in earnings for the current period.

The earnings increase, excluding special items, for the third quarter of 2005 as compared to the 2004 quarter was driven primarily by higher power delivery sales resulting from warmer weather, higher earnings at Conectiv Energy and Pepco Energy Services driven by higher generation output, and lower interest expense. Partially offsetting these increases were lower Standard Offer Service margins due to increased customer migration.

"Our third quarter results reflect the benefit of warmer weather impacting both the utility and competitive energy businesses. Each of our utilities set a record for peak electric usage as a result of the warmer weather. Our transmission and distribution systems handled the increase in load well, demonstrating our focus on reliability and PHI's commitment to invest in our core business," said Dennis R. Wraase, Chairman, President and Chief Executive Officer. "We continue to make significant progress towards our debt reduction goal. So far this year we have paid down about $245 million of debt, which brings our net debt reduction since 2003 to approximately $975 million. We are very pleased with the progress we have made to strengthen the balance sheet."

For the nine months ended Sept. 30, 2005, consolidated earnings were $289.6 million, or $1.53 per share, compared to $252.6 million, or $1.46 per share, for the same period in the prior year. Excluding special items, earnings for the nine months ended Sept. 30, 2005 would have been $252.1 million, or $1.33 per share, compared to $239.2

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million, or $1.38 per share, for the first nine months of 2004. The weighted average shares outstanding for the nine months ended Sept. 30, 2005 were 188.8 million compared to 173.1 million for the same period in the prior year, which resulted in 14 cents per share of dilution in earnings for the current period.

The increase in earnings, excluding special items, for the nine months ended Sept. 30, 2005 compared to the same period in the prior year was driven primarily by higher power delivery sales resulting from warmer weather, higher earnings at Pepco Energy Services driven by higher retail sales and generation output, and lower interest expense. Partially offsetting these increases were changes in estimated unbilled revenue recorded by Delmarva Power and Atlantic City Electric in the second quarter of 2005, lower Standard Offer Service margins due to increased customer migration, and lower earnings at Conectiv Energy primarily due to lower Full Requirements Load Service earnings.

Highlights

Operations

- Power Delivery electric sales were 15,358 gigawatt hours (Gwhs) in the third quarter of 2005 compared to 14,028 Gwhs for the same period last year. Cooling degree days increased by 33.9% for the three months ended Sept. 30, 2005 as compared to the same period in 2004.

- Conectiv Energy's total generating output was 2,382 Gwhs in the third quarter of 2005 compared to 1,220 Gwhs in the third quarter of 2004. The increase resulted primarily from warmer weather and load growth.

- Conectiv Energy's gross margin (defined as revenue less cost of goods sold) on merchant generation was $100.0 million in the third quarter of 2005, compared to $64.2 million in the third quarter of 2004. The increase resulted primarily from increased generating output.

- Conectiv Energy's gross margin on Full Requirements Load Service was $(11.1) million in the third quarter of 2005, compared to $16.5 million in the third quarter of 2004. The decrease was driven by higher energy costs used to supply the load.

- Pepco Energy Services had retail electricity sales of 3,743 Gwh in the third quarter of 2005, up from retail sales of 2,562 Gwh in the third quarter of 2004. This increase primarily reflects the acquisition of additional commercial and industrial customer loads.

Regulatory Matters

- On Sept. 1, 2005, Delmarva Power filed a base rate case in Delaware seeking approval of an annual rate increase of approximately $5.1 million ($1.6 million in distribution base rates and $3.5 million in supply rates). A decision is expected by May 1, 2006.

- On Sept. 20, 2005, the Delaware Public Service Commission approved the settlement reached in the Delaware Standard Offer Service (SOS) proceeding. The Delaware Public Service Commission

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previously determined that SOS should be provided by Delmarva Power using a wholesale bidding approach. The settlement provides for the company to recover its costs associated with providing SOS and earn a margin. A key component of this margin is a fixed annual amount of $2.75 million. Customers will be served under the provisions of the approved settlement beginning May 1, 2006.

Financing Activities

- On Sept. 15, 2005, Pepco redeemed prior to maturity $75 million of 7.375% first mortgage bonds due 2025. Proceeds from the June issuance of 5.40% senior secured notes were used to fund this redemption.

- On Oct. 27, 2005, DPL called 35,000 shares of its 6.75% Preferred Stock ($100 par value) for redemption on December 1, 2005 at par.

Other

- On Aug. 25, 2005, Pepco closed on the sale of excess non-utility land located at Buzzard Point in the District of Columbia. The sale price of the land was $75 million. The transaction produced an after-tax gain of $40.7 million.

Further details regarding changes in consolidated earnings between 2005 and 2004 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended Sept. 30, 2005 as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Special Items

PHI's earnings for the third quarter of 2005 determined in accordance with Generally Accepted Accounting Principles (GAAP) include the following special items which management believes are not representative of the company's core business operations:

- After-tax earnings of $40.7 million, or 22 cents per share, related to the gain associated with the sale of the Buzzard Point non-utility land and

- After-tax charges of $8.3 million, or 5 cents per share, related to the increase in income tax expense for the interest accrued on the potential impact of the IRS Revenue Ruling on mixed service costs (IRS Revenue Ruling 2005-53).

GAAP earnings for the third quarter of 2004 included the following special item:

- After-tax charges of $7.7 million, or 4 cents per share, related to the early payment of Conectiv Energy's Bethlehem debt.

In addition to the items listed above for the third quarter of 2005, PHI's GAAP earnings for the nine months ended Sept. 30, 2005 include the following special item:

- After-tax earnings of $5.1 million, or 3 cents per share, related to the Atlantic City Electric base rate case proceedings settlement.

In addition to the items listed above for the third quarter of 2004, GAAP earnings for the nine months ended Sept. 30, 2004 included the following special items:

- After-tax earnings of $13.2 million, or 7 cents per share, related to the impact of changes in local tax regulations that were retroactive to 2001;

- After-tax earnings of $8.6 million, or 5 cents per share, related to a gain on the condemnation settlement associated with the transfer of Vineland distribution assets;

- After-tax earnings of $6.6 million, or 4 cents per share, related to the disposition of a joint venture associated with the Vineland co-generation facility; and

- After-tax charges of $7.3 million, or 4 cents per share, related to the impairment of the Starpower investment.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings - Dollars in Millions	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2005	2004	2005	2004
Reported (GAAP) Net Earnings	$170.1	$ 111.0	$ 289.6	$ 252.6
Special Items:				
Accrual related to potential impact of IRS Revenue Ruling 2005-53	8.3	-	8.3	-
Conectiv Bethlehem term loan buy down	-	7.7	-	7.7
Starpower investment impairment	-	-	-	7.3
Gain on sale of Vineland co-generation facility	-	-	-	(6.6)
Gain on sale of Vineland distribution assets	-	-	-	(8.6)
Local tax benefit - retroactive change in regulations	-	-	-	(13.2)
New Jersey base rate case settlement	-	-	(5.1)	-
Gain on sale of Buzzard Point non-utility land	(40.7)	-	(40.7)	-
Net Earnings, Excluding Special Items	$137.7	$ 118.7	$ 252.1	$ 239.2

Earnings per Share	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2005	2004	2005	2004
Reported (GAAP) Earnings per Share	$ 0.90	$ 0.64	$ 1.53	$ 1.46
Special Items:				
Accrual related to potential impact of IRS Revenue Ruling 2005-53	0.05	-	0.05	-
Conectiv Bethlehem term loan buy down	-	0.04	-	0.04
Starpower investment impairment	-	-	-	0.04
Gain on sale of Vineland co-generation facility	-	-	-	(0.04)
Gain on sale of Vineland distribution assets	-	-	-	(0.05)
Local tax benefit - retroactive change in regulations	-	-	-	(0.07)
New Jersey base rate case settlement	-	-	(0.03)	-
Gain on sale of Buzzard Point non-utility land	(0.22)	-	(0.22)	-
Earnings per Share, Excluding Special Items	$ 0.73	$ 0.68	$ 1.33	$ 1.38

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss third quarter results on Friday, Nov. 4th at 10:00 a.m. E.S.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-800-798-2801 before 9:55 a.m. The pass code for the call is 80275357. International callers may access the call by dialing 1-617-614-6205, using the same pass code, 80275357. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 88221069. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 88221069. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors/index_financialrelease.html.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors/index_financialrelease.html.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.8 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2005 / 2004

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
		Competitive Energy				
			3rd Quarter			
2004 Net Income/(Loss) (GAAP) 1/	$ 0.55	$ 0.11	$ 0.01	$ 0.05	$ (0.08)	$ 0.64
2004 Special Items 2/						
• CBI Term Loan Buydown	-	0.04	-	-	-	0.04
2004 Net Income/(Loss), excluding Special Items	0.55	0.15	0.01	0.05	(0.08)	0.68
Change from 2004 Net Income/(Loss), excluding Special Items						
Regulated Operations						
• Revenue - Customer Mix, net	0.02	-	-	-	-	0.02
- Weather (estimate) 3/	0.10	-	-	-	-	0.10
- Standard Offer Service Margin	(0.04)	-	-	-	-	(0.04)
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Gain on sale of property in 2005	0.01	-	-	-	-	0.01
• Other, net	0.01	-	-	-	-	0.01
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	0.12	-	-	-	0.12
- Full Requirements Load Service	-	(0.09)	-	-	-	(0.09)
• Operating costs, net	-	(0.02)	-	-	-	(0.02)
Pepco Energy Services						
• Margins - primarily higher power plant output	-	-	0.03	-	-	0.03
Other Non-Regulated						
• 2004 gain on sale of aircraft leases	-	-	-	(0.01)	-	(0.01)
• Other, net - primarily 2004 financial investing activities	-	-	-	(0.01)	-	(0.01)
Corporate & Other	-	-	-	-	(0.02)	(0.02)
Capital Costs	-	-	-	0.01	0.03	0.04
Dilution	(0.06)	(0.01)	-	-	-	(0.07)
2005 Net Income/(Loss), excluding Special Items	0.57	0.15	0.04	0.04	(0.07)	0.73
2005 Special Items 2/						
• Gain on sale of Buzzard Point land	0.22	-	-	-	-	0.22
• IRS Revenue Ruling 2005-53 (Mixed Service Costs)	(0.05)	-	-	-	-	(0.05)
2005 Net Income/(Loss) (GAAP) 4/	$ 0.74	$ 0.15	$ 0.04	$ 0.04	$ (0.07)	$ 0.90

Notes:
1/ 2004 average shares outstanding for the 3rd quarter were 175,226,990.
2/ Management believes the special items are not representative of the company's core business operations.
3/ The effect of weather in 2005 compared with the 20 year average weather is estimated to have increased earnings by $.09 per share.
4/ 2005 average shares outstanding for the 3rd quarter were 189,216,577.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2005 / 2004

	Year-to-Date September					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2004 Net Income/(Loss) (GAAP) 1/	**$ 1.21**	**$ 0.28**	**$ 0.04**	**$ 0.21**	**$ (0.28)**	**$ 1.46**
2004 Special Items 2/						
• Local Tax Benefit	-	-	(0.01)	(0.05)	(0.01)	(0.07)
• Gain on Vineland distribution assets	(0.05)	-	-	-	-	(0.05)
• Gain on disposition associated with Vineland co-generation facility	-	(0.04)	-	-	-	(0.04)
• Starpower Impairment	-	-	-	0.04	-	0.04
• CBI Term Loan Buydown	-	0.04	-	-	-	0.04
2004 Net Income/(Loss), excluding Special Items	1.16	0.28	0.03	0.20	(0.29)	1.38
Change from 2004 Net Income/(Loss), excluding Special Items						
Regulated Operations						
• Revenue - - Delmarva Power/Atlantic City Electric Unbilled Revenue change in estimation process	(0.04)	-	-	-	-	(0.04)
- Customer Mix, Transmission, net	0.05	-	-	-	-	0.05
- Weather (estimate) 3/	0.06	-	-	-	-	0.06
- Standard Offer Service Margin	(0.04)	-	-	-	-	(0.04)
• Gain on sale of property in 2005	0.02	-	-	-	-	0.02
• Gain on sale of property in 2004	(0.02)	-	-	-	-	(0.02)
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Other, net	(0.01)	-	-	-	-	(0.01)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	0.12	-	-	-	0.12
- Full Requirements Load Service	-	(0.11)	-	-	-	(0.11)
- Other Power, Oil & Gas Marketing (including 2004 mark-to-market gain)	-	(0.03)	-	-	-	(0.03)
Pepco Energy Services						
• Margins - Primarily retail electric commodity business	-	-	0.05	-	-	0.05
- Primarily higher power plant margins	-	-	0.02	-	-	0.02
• Other, net	-	-	0.01	-	-	0.01
Other Non-Regulated						
• Gain on sale of 2004 aircraft leases	-	-	-	(0.03)	-	(0.03)
• Financing and investing, primarily related to 2004 activity	-	-	-	(0.03)	-	(0.03)
• Primarily sale of energy investment	-	-	-	0.03	-	0.03
Corporate & Other	-	-	-	-	(0.03)	(0.03)
Capital Costs	0.02	-	-	-	0.07	0.09
Dilution	(0.11)	(0.02)	(0.01)	(0.01)	0.01	(0.14)
2005 Net Income/(Loss), excluding Special Items	1.07	0.24	0.10	0.16	(0.24)	1.33
2005 Special Items 2/						
• ACE - New Jersey Base Rate Case Settlement	0.03	-	-	-	-	0.03
• Gain on sale of Buzzard Point land	0.22	-	-	-	-	0.22
• IRS Revenue Ruling 2005-53 (Mixed Service Costs)	(0.05)	-	-	-	-	(0.05)
2005 Net Income/(Loss) (GAAP) 4/	**$ 1.27**	**$ 0.24**	**$ 0.10**	**$ 0.16**	**$ (0.24)**	**$ 1.53**

Notes:

1/ 2004 average shares outstanding for year-to-date September were 173,085,156.
2/ Management believes the special items are not representative of the company's core business operations.
3/ The effect of weather in 2005 compared with the 20 year average weather is estimated to have increased earnings by $.10 per share.
4/ 2005 average shares outstanding for year-to-date September were 188,803,771.

SEGMENT INFORMATION

(Millions of Dollars)

| | For the Three Months Ended September 30, 2005 | | | | | |
| | Competitive Energy Segments | | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	(a) Corp. & Other	PHI Cons
Operating Revenue	$ 1,503.4	$ 820.0 (b)	$ 429.1	$ 20.8	$ (284.6)	$ 2,488.7
Operating Expense	1,214.7(b)	770.0	414.7	1.4	(282.6)	2,118.2
Operating Income (Loss)	288.7	50.0	14.4	19.4	(2.0)	370.5
Interest and Dividend Income	3.4	8.4	.8	29.3	(37.7)	4.2
Interest Expense	44.3	15.2	2.7	38.9	(15.9)	85.2
Income Tax Expense (Benefit)	111.6(c)	19.4	4.6	1.6	(9.0)	128.2
Net Income (Loss)	$ 139.8(d)	$ 28.7	$ 8.3	$ 8.1	$ (14.8)	$ 170.1
Total Assets	$ 8,830.6	$ 2,224.9	$ 643.3	$ 1,390.4	$ 1,134.0	$ 14,223.2
Construction Expenditures	$ 115.5	$ 2.7	$ 3.1	$ -	$ 1.9	$ 123.2

(a) Includes inter-segment eliminations and unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. The "total assets" line of this column includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $192.7 million for the three months ended September 30, 2005.

(c) Includes $8.3 million in income tax expense related to IRS Revenue Ruling 2005-53.

(d) Includes after-tax gain of $40.7 million from sale of non-utility land owned by Pepco at Buzzard Point.

| | For the Three Months Ended September 30, 2004 | | | | | |
| | Competitive Energy Segments | | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	(a) Corp. & Other	PHI Cons
Operating Revenue	$ 1,314.0	$ 648.9 (b)	$ 301.4	$ 21.6	$ (239.4)	$ 2,046.5
Operating Expense	1,118.0 (b)	596.8	297.2	.1	(245.1)	1,767.0
Operating Income	196.0	52.1	4.2	21.5	5.7	279.5
Interest and Dividend Income	.5	1.8	.2	14.0	(15.3)	1.2
Interest Expense	41.9	21.3	2.9	24.8	13.6	104.5
Income Tax Expense (Benefit)	63.0	13.1	1.0	1.3	(6.9)	71.5
Net Income (Loss)	$ 95.4	$ 19.8	$ 1.4	$ 9.5	$ (15.1)	$ 111.0
Total Assets	$ 8,548.3	$ 1,956.4	$ 558.3	$ 1,379.9	$ 1,085.8	$ 13,528.7
Construction Expenditures	$ 118.2	$ 2.3	$ 2.5	$ -	$ .8	$ 123.8

(a) Includes inter-segment eliminations and unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. The "total assets" line of this column includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $158.7 million for the three months ended September 30, 2004.

SEGMENT INFORMATION (Continued)

(Millions of Dollars)

			For the Nine Months Ended September 30, 2005			
		Competitive Energy Segments		Other	(a)	
	Power Delivery	Conectiv Energy	Pepco Energy Services	Non-Regulated	Corp. & Other	PHI Cons
Operating Revenue	$ 3,582.3	$ 1,913.6 (b)	$ 1,101.9	$ 61.8	$ (654.0)	$ 6,005.6
Operating Expense	3,061.0(b)	1,821.4	1,069.7	3.6	(647.5)	5,308.2
Operating Income (Loss)	521.3	92.2	32.2	58.2	(6.5)	697.4
Interest and Dividend Income	5.9	23.1	1.5	75.2	(97.8)	7.9
Interest Expense	129.6	43.5	4.4	103.3	(28.1)	252.7
Income Tax Expense (Benefit)	180.2(c)	32.2	11.3	7.4	(28.6)	202.5
Extraordinary Item (net of taxes of $6.2 million)	9.0(d)	-	-	-	-	9.0
Net Income (Loss)	$ 240.2(e)	$ 44.7	$ 19.4	$ 30.6	$ (45.3)	$ 289.6
Total Assets	$ 8,830.6	$ 2,224.9	$ 643.3	$ 1,390.4	$ 1,134.0	$ 14,223.2
Construction Expenditures	$ 322.6	$ 7.1	$ 7.3	$ -	$ 4.4	$ 341.4

(a)   Includes inter-segment eliminations and unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. The "total assets" line of this column includes Pepco Holdings' goodwill balance.

(b)   Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $440.9 million for the nine months ended September 30, 2005.

(c)   Includes $8.3 million in income tax expense related to IRS Revenue Ruling 2005-53.

(d)   Relates to ACE's electric distribution rate case settlement that was accounted for in the first quarter of 2005. This resulted in ACE's reversal of $9.0 million in after-tax accruals related to certain deferred costs that are now deemed recoverable. This amount is classified as extraordinary since the original accrual was part of an extraordinary charge in conjunction with the accounting for competitive restructuring in 1999.

(e)   Includes after-tax gain of $40.7 million from sale of non-utility land owned by Pepco at Buzzard Point.

			For the Nine Months Ended September 30, 2004			
		Competitive Energy Segments		Other	(a)	
	Power Delivery	Conectiv Energy	Pepco Energy Services	Non-Regulated	Corp. & Other	PHI Cons
Operating Revenue	$ 3,426.7	$ 1,802.1 (b)	$ 855.6	$ 66.9	$ (649.2)	$ 5,502.1
Operating Expense	2,957.1 (b)	1,700.2	843.0	(1.6)	(657.1)	4,841.6
Operating Income	469.6	101.9	12.6	68.5	7.9	660.5
Interest and Dividend Income	4.6	4.0	.4	41.3	(42.3)	8.0
Interest Expense	133.5	36.2	4.1	68.0	47.4	289.2
Income Tax Expense (Benefit) (c)	142.1	32.6	2.5	(5.8)	(29.8)	141.6
Net Income (Loss)	$ 208.7	$ 49.4	$ 8.2	$ 36.5	$ (50.2)	$ 252.6
Total Assets	$ 8,548.3	$ 1,956.4	$ 558.3	$ 1,379.9	$ 1,085.8	$ 13,528.7
Construction Expenditures	$ 340.6	$ 7.0	$ 7.5	$ -	$ 1.9	$ 357.0

(a)   Includes inter-segment eliminations and unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. The "total assets" line of this column includes Pepco Holdings' goodwill balance.

(b)   Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $456.0 million for the nine months ended September 30, 2004.

(c)   In February 2004, a local jurisdiction issued final consolidated tax return regulations, which were retroactive to 2001. Under these regulations, Pepco Holdings (parent company) and other affiliated companies doing business in this location now have the necessary guidance to file a consolidated income tax return. This allows Pepco Holdings' subsidiaries with taxable losses to utilize those losses against tax liabilities of Pepco Holdings' companies with taxable income. During the first quarter of 2004, Pepco Holdings and its subsidiaries recorded the impact of the new regulations of $13.2 million for 2001 through 2003.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
	(Millions, except earnings per share)			
Operating Revenues				
Power Delivery	$ 1,503.4	$ 1,314.0	$ 3,582.3	$ 3,426.7
Competitive Energy	967.9	710.9	2,364.7	2,007.3
Other	17.4	21.6	58.6	68.1
Total Operating Revenues	2,488.7	2,046.5	6,005.6	5,502.1
Operating Expenses				
Fuel and purchased energy	1,539.7	1,197.3	3,635.2	3,220.4
Other services cost of sales	169.7	155.6	522.8	483.8
Other operation and maintenance	207.4	192.5	586.7	575.2
Depreciation and amortization	109.1	113.7	316.6	335.9
Other taxes	98.2	91.3	256.3	227.5
Deferred electric service costs	63.1	18.7	63.9	27.7
Impairment loss	3.3	-	3.3	-
Gain on sale of assets	(72.3)	(2.1)	(76.6)	(28.9)
Total Operating Expenses	2,118.2	1,767.0	5,308.2	4,841.6
Operating Income	370.5	279.5	697.4	660.5
Other Income (Expenses)				
Interest and dividend income	4.2	1.2	7.9	8.0
Interest expense	(85.2)	(104.5)	(252.7)	(289.2)
(Loss) income from equity investments	(.2)	1.6	(3.2)	14.4
Impairment loss on equity investments	-	-	-	(11.2)
Other income	11.5	6.8	40.9	17.2
Other expenses	(1.9)	(1.4)	(5.3)	(3.3)
Total Other Expenses, Net	(71.6)	(96.3)	(212.4)	(264.1)
Preferred Stock Dividend Requirements of Subsidiaries	.6	.7	1.9	2.2
Income Before Income Tax Expense	298.3	182.5	483.1	394.2
Income Tax Expense	128.2	71.5	202.5	141.6
Income Before Extraordinary Item	170.1	111.0	280.6	252.6
Extraordinary Item (net of tax of $6.2 million)	-	-	9.0	-
Net Income	170.1	111.0	289.6	252.6
Retained Earnings at Beginning of Period	888.9	836.7	863.7	781.0
Dividends on Common Stock	(47.2)	(43.1)	(141.5)	(129.0)
Retained Earnings at End of Period	$ 1,011.8	$ 904.6	$ 1,011.8	$ 904.6
Share Information				
Basic weighted average shares outstanding	189.2	175.2	188.8	173.1
Diluted weighted average shares outstanding	189.3	175.2	188.9	173.1
Basic and Diluted earnings per share of common stock:				
Before extraordinary item	$ .90	$ .64	$ 1.48	$ 1.46
Extraordinary item	-	-	.05	-
Total	$ .90	$ .64	$ 1.53	$ 1.46

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS	September 30, 2005	December 31, 2004
	(Millions of Dollars)	
CURRENT ASSETS		
Cash and cash equivalents	$ 249.7	$ 29.6
Restricted cash	30.6	42.0
Accounts receivable, less allowance for uncollectible accounts of $42.9 million and $43.7 million, respectively	1,389.0	1,126.9
Fuel, materials and supplies - at average cost	291.5	268.4
Unrealized gains - derivative contracts	200.0	90.3
Prepaid expenses and other	135.1	119.6
Total Current Assets	2,295.9	1,676.8
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,428.0	1,430.5
Regulatory assets	1,205.9	1,335.4
Investment in finance leases held in trust	1,277.9	1,218.7
Prepaid pension expense	153.1	165.7
Other	579.9	466.1
Total Investments and Other Assets	4,644.8	4,616.4
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	11,292.3	11,045.2
Accumulated depreciation	(4,009.8)	(3,957.2)
Net Property, Plant and Equipment	7,282.5	7,088.0
TOTAL ASSETS	$ 14,223.2	$13,381.2

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2005	December 31, 2004
	(Millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 652.8	$ 836.0
Accounts payable and accrued liabilities	950.6	663.5
Capital lease obligations due within one year	5.1	4.9
Taxes accrued	230.3	59.8
Interest accrued	66.1	90.1
Other	398.9	320.3
Total Current Liabilities	2,303.8	1,974.6
DEFERRED CREDITS		
Regulatory liabilities	533.1	391.9
Income taxes	2,053.0	1,981.8
Investment tax credits	52.2	55.7
Other post-retirement benefit obligation	287.6	279.5
Other	304.3	203.7
Total Deferred Credits	3,230.2	2,912.6
LONG-TERM LIABILITIES		
Long-term debt	4,322.9	4,362.1
Transition Bonds issued by ACE Funding	503.2	523.3
Long-term project funding	72.4	65.3
Capital lease obligations	119.2	122.1
Total Long-Term Liabilities	5,017.7	5,072.8
COMMITMENTS AND CONTINGENCIES		
PREFERRED STOCK OF SUBSIDIARIES		
Serial preferred stock	27.0	27.0
Redeemable serial preferred stock	27.9	27.9
Total Preferred Stock of Subsidiaries	54.9	54.9
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, authorized 400,000,000 shares, 189,512,259 shares and 188,327,510 shares outstanding, respectively	1.9	1.9
Premium on stock and other capital contributions	2,593.0	2,566.2
Capital stock expense	(13.5)	(13.5)
Accumulated other comprehensive income (loss)	23.4	(52.0)
Retained earnings	1,011.8	863.7
Total Shareholders' Equity	3,616.6	3,366.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,223.2	$ 13,381.2

PEPCO HOLDINGS, INC. AND SUBSIDIARIES - CAPITAL STRUCTURE

The components of Pepco Holdings' capital structure, expressed as a percentage of total capitalization (including short-term debt and current maturities of long-term debt but excluding (i) transition bonds issued by Atlantic City Electric Transition Funding LLC (ACE Funding) in the principal amount of $531.7 million and $551.3 million at September 30, 2005 and December 31, 2004, respectively, and (ii) Pepco Energy Services' project funding secured by customer accounts receivable of $79.1 million and $70.7 million at September 30, 2005 and December 31, 2004, respectively) are shown below. The transition bonds issued by ACE Funding and the project funding of Pepco Energy Services, which are both effectively securitized, are excluded because the major credit rating agencies treat effectively securitized debt separately and not as general obligations of PHI, when computing credit quality measures. (Dollar amounts in the table are in millions.)

	September 30, 2005		December 31, 2004	
Common Shareholders' Equity	$ 3,616.6	42.0 %	$ 3,366.3	39.2%
Preferred Stock of subsidiaries (a)	54.9	.6	54.9	.6
Long-Term Debt (b)	4,890.4	56.8	5,003.3	58.3
Short-Term Debt (c)	50.0	.6	161.3	1.9
Total	$ 8,611.9	100.0 %	$ 8,585.8	100.0%

(a)   Consists of Serial Preferred Stock and Redeemable Serial Preferred Stock issued by subsidiaries of PHI.

(b)   Consists of first mortgage bonds, medium term notes, other long-term debt, current maturities of long-term debt, and Variable Rate Demand Bonds. Excludes capital lease obligations, transition bonds issued by ACE Funding, and project funding of Pepco Energy Services secured by customer accounts receivable and the current portions of these obligations.

(c)   Excludes current maturities of long-term debt, capital lease obligations due within one year, and Variable Rate Demand Bonds (VRDB). In accordance with GAAP, the VRDB are included in short-term debt on the Balance Sheet of PHI because they are due on demand by the bondholder. Bonds submitted for purchase are remarketed by a remarketing agent on a best efforts basis and the remarketing resets the interest rate at market rates. However, PHI views the VRDBs as long-term financing in effect because the maturity dates range from 2009 to 2031, and PHI expects the remarketing to be successful due to the creditworthiness of the issuers.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES - CAPITAL STRUCTURE (continued)

A detail of Pepco Holdings' short-term debt at September 30, 2005, in millions, is as follows:

As of September 30, 2005

Type	PHI Parent	Pepco	DPL	ACE	ACE Funding	PES	PCI	PHI Consolidated
Variable Rate Demand Bonds	$ -	$ -	$ 104.8	$ 22.6	$ -	$ 31.0	$ -	$ 158.4
Current Portion of Long-Term Debt	300.0	-	3.0	65.0	28.6	.1	41.0	437.7
Current Portion of Project Funding Secured by Accounts Receivable	-	-	-	-	-	6.7	-	6.7
Floating Rate Note	50.0	-	-	-	-	-	-	50.0
Total	$ 350.0	$ -	$ 107.8	$ 87.6	$ 28.6	$ 37.8	$ 41.0	$ 652.8

A detail of Pepco Holdings' short-term debt at December 31, 2004, in millions, is as follows:

As of December 31, 2004

Type	PHI Parent	Pepco	DPL	ACE	ACE Funding	PES	PCI	Conectiv	PHI Consolidated
Variable Rate Demand Bonds	$ -	$ -	$104.8	$22.6	$ -	$31.0	$ -	$ -	$158.4
Current Portion of Long-Term Debt	-	100.0	2.7	40.0	28.1	.1	60.0	280.0	510.9
Current Portion of Project Funding Secured by Accounts Receivable	-	-	-	-	-	5.4	-	-	5.4
Floating Rate Note	50.0	-	-	-	-	-	-	-	50.0
Commercial Paper	78.6	-	-	32.7	-	-	-	-	111.3
Total	$128.6	$100.0	$107.5	$95.3	$28.1	$36.5	$60.0	$280.0	$836.0

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Regulated T&D Electric Sales				
Residential	5,746	5,036	14,146	13,945
Commercial	8,401	7,795	21,877	21,595
Industrial	1,152	1,137	3,273	3,359
Other	59	60	186	190
Total Regulated T&D Electric Sales	15,358	14,028	39,482	39,089
Default Electricity Supply Sales				
Residential	5,602	4,776	13,699	13,152
Commercial	4,223	5,059	11,300	14,681
Industrial	556	558	1,536	1,761
Other	32	58	128	171
Total Default Electricity Supply Sales	10,413	10,451	26,663	29,765

Power Delivery Electric Revenue ($ in Millions)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Regulated T&D Electric Revenue				
Residential	$ 207.2	186.3	486.9	477.9
Commercial	223.0	203.8	552.3	533.9
Industrial	9.8	9.7	28.1	28.0
Other (Includes PJM)	63.6	58.3	181.9	179.3
Total Regulated T&D Electric Revenue	$ 503.6	458.1	1,249.2	1,219.1
Default Supply Revenue				
Residential	$ 425.7	346.8	920.6	790.6
Commercial	317.1	348.7	738.9	834.1
Industrial	38.7	38.1	100.0	110.2
Other (Includes PJM)	163.7	81.1	329.6	248.3
Total Default Supply Revenue	$ 945.2	814.7	2,089.1	1,983.2
Other Electric Revenue	$ 18.5	16.4	48.7	50.4
Total Electric Operating Revenue	$ 1,467.3	1,289.2	3,387.0	3,252.7

Power Delivery Gas Sales and Revenue ($ in Millions)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Regulated Gas Sales (Bcf)				
Residential	.5	.5	5.9	6.2
Commercial	.5	.5	3.9	3.9
Industrial	.2	.2	.7	.8
Transportation and Other	1.0	1.0	4.1	4.5
Total Regulated Gas Sales	2.2	2.2	14.6	15.4
Regulated Gas Revenue				
Residential	$ 8.7	7.8	85.2	75.3
Commercial	6.4	5.5	49.8	42.2
Industrial	1.7	1.7	7.3	6.2
Transportation and Other	1.0	1.0	3.4	3.2
Total Regulated Gas Revenue	$ 17.8	16.0	145.7	126.9
Other Gas Revenue	$ 18.3	8.8	49.6	47.1
Total Gas Operating Revenue	$ 36.1	24.8	195.3	174.0
Total Power Delivery Operating Revenue	$ 1,503.4	1,314.0	3,582.3	3,426.7

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
Heating Degree Days	7	9	2,895	2,842
20 Year Average	32	21	2,723	2,724
Percentage Difference from Average	-78.1%	-57.1%	6.3%	4.3%
Percentage Difference from Prior Year	-22.2%		1.9%	
Cooling Degree Days	1,192	890	1,530	1,366
20 Year Average	923	917	1,289	1,279
Percentage Difference from Average	29.1%	-2.9%	18.7%	6.8%
Percentage Difference from Prior Year	33.9%		12.0%	

CONECTIV ENERGY

	Three Months Ended				
	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Gigawatt Hour Supply (Gwh)					
Merchant Generation output sold into market	2,382	971	1,275	1,203	1,220
Full Requirements Load Service	4,275	3,308	3,281	2,951	3,514
Total Sales	6,657	4,279	4,556	4,154	4,734
Around-the-clock Market Prices ($/Mwh) PJM - East (1)	$ 83.24	$ 49.27	$ 53.51	$ 45.38	$ 45.52
On Peak Market Prices ($/Mwh) PJM - East (1)	$ 108.62	$ 63.82	$ 62.53	$ 53.36	$ 56.67
Gas Price - M3 (Market Area) ($/Mmbtu) (1)	$ 10.43	$ 7.44	$ 7.83	$ 6.84	$ 5.84
Merchant Generation Margin per Mwh (Revenue Less Cost of Goods Sold $/Mwh)	$ 42.0	$ 57.4	$ 43.1	$ 55.4	$ 52.6
Merchant Generation Margin Key Drivers: (Percentage of Total) (2)					
West to East Hub Congestion	26%	2%	11%	9%	8%
Power & Fuel Hedges	-64%	8%	-5%	18%	23%
Ancillary Services & Hourly Flexibility Premium	10%	27%	30%	17%	17%
Fuel Switching	7%	3%	11%	15%	9%
PJM Capacity (ICAP)	8%	9%	9%	7%	12%
Energy Spark Spreads	113%	51%	44%	34%	31%

Note:
(1) Daily average.
(2) Estimate.

CONECTIV ENERGY - (continued)

Operating Summary	Three Months Ended September 30,				Nine Months Ended September 30,			
($ in millions)								
	2005		2004		2005		2004	
Gigawatt Hour Supply (Gwh)								
Merchant Generation output sold into market	2,382	(2)	1,220		4,628	(2)	3,959	
Full Requirements Load Service (1)	4,275	(3)	3,514		10,864	(3)	12,292	
Total Sales	6,657		4,734		15,492		16,251	
Operating Revenue:								
Merchant Generation	$ 267.8	(2)	$ 229.2		$ 511.3	(2)	$ 461.0	
Full Requirements Load Service (1)	252.1	(3)	225.8		633.2	(3)	774.7	
Other Power, Oil, and Gas Marketing	300.1		193.9		769.1		566.4	
Total	820.0		648.9		1,913.6		1,802.1	
Cost of Goods Sold:								
Merchant Generation	167.8		165.0		300.7		286.7	
Full Requirements Load Service (1)	263.2		209.3		643.1		752.6	
Other Power, Oil, and Gas Marketing	300.8		185.9		769.7		554.2	
Total	731.8		560.2		1,713.5		1,593.5	
Revenue Less Cost of Goods Sold Detail:								
Merchant Generation	100.0	(2)	64.2		210.6	(2)	174.3	
Full Requirements Load Service (1)	(11.1)	(3)	16.5		(9.9)	(3)	22.1	
Other Power, Oil, and Gas Marketing	(0.7)	(4)	8.0		(0.6)	(4)	12.2	
Total	88.2		88.7		200.1		208.6	
Operating and Maintenance Expenses	28.7	(5)	25.0		74.3	(5)	72.1	
Depreciation	8.7	(6)	11.3		31.5	(6)	33.7	
Taxes Other Than Income Taxes	0.8		0.3		2.1		0.9	
Other Operating Expenses	38.2		36.6		107.9		106.7	
Operating Income	$ 50.0		$ 52.1		$ 92.2		$ 101.9	

Notes:

(1)   Since the second quarter 2005, Conectiv Energy has shown all of its Full Requirements Load contracts in the same activity line to better reflect how management views and manages this business. In previous quarters, the POLR load contract was shown separately and the other Full Requirement Load Contracts were included in the Other Power, Oil and Gas Marketing activity. All previous quarters have been updated to reflect this change.

(2)   Substantially higher generation output due to warmer weather and load growth resulted in higher merchant generation margins. The higher margins were partially offset by negative hedge results during the quarter. For the nine-month period in 2005, higher June through September output and generation margins due to warmer weather and load growth were partially offset by lower output and margins in April and May caused by milder weather and higher fuel prices.

(3)   Higher Full Requirements Load Service sales resulted from a net increase in load contracts and warmer weather during the third quarter of 2005. For the nine-month period in 2005, Full Requirements Load Service sales were down due to the termination of default service in Maryland in June 2004, partially offset by new SOS and municipal contracts. Lower Full Requirements Load Service margins resulted from higher fuel and energy prices. Full Requirements Load Service is hedged by both contract purchases with third parties and by Conectiv Energy Generation. Conectiv Energy Generation is transfer priced at the PJM price for each hour, multiplied by the Mwhs required by the Full Requirements Load (after reducing the load by the contract purchases). This transfer pricing mechanism subjects the Full Requirements Load Service to some energy price volatility but does provide a partial hedge for the Merchant Generation output.

(4)   Other Power, Oil and Gas Marketing margins decreased primarily due to a substantial coal contract gain in 2004 and also due to lower wholesale oil marketing results.

(5)   Higher operating expenses due to a $3.3 million goodwill adjustment related to a small oil marketing investment.

(6)   Lower depreciation expense due to an adjustment to reflect the results of a recently completed asset life study which increased the estimated remaining life of the power plants.

PEPCO ENERGY SERVICES

Operating Income Summary

($ in millions)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Operating Revenue	$ 429.1	$ 301.4	$1,101.9	$ 855.6
Cost of Goods Sold	393.2	277.4	1,006.3	781.4
Revenue less Cost of Goods Sold	35.9	24.0	95.6	74.2
Revenue less Cost of Goods Sold Detail:				
Natural Gas	3.4 [1]	2.5	8.5 [1]	8.9
Electric	18.6 [2]	9.8	49.0 [2]	28.6
Energy Services	13.9	11.7	38.1	36.7
Total	35.9	24.0	95.6	74.2
Operation and Maintenance Expenses	18.1	16.4	53.3	51.7
Depreciation	3.4	3.4	10.1	9.9
Other Operating Expenses	21.5	19.8	63.4	61.6
Operating Income	$ 14.4	$ 4.2	$ 32.2	$ 12.6

Notes:

[1] Natural gas gross margins reflect higher unit margins for the quarter versus 2004 and the first six months of 2005. Volumes sold decreased for the quarter and year-to-date compared to 2004.

[2] Electric gross margins improved year-to-date and for the quarter compared to 2004 primarily due to an increase in retail volumes sold and an increase in generation volumes.

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